Filed Pursuant to Rule 433

Registration No. 333-165608 and

333-165608-01

Final Term Sheet dated March 2, 2011

106,680,000 Trust Preferred Securities

GMAC Capital Trust I

8.125% Fixed Rate/Floating Rate Trust Preferred Securities, Series 2

Liquidation Amount $25 Per Trust Preferred Security Guaranteed by Ally Financial Inc. To The Extent Set Forth In The Prospectus

Issuer:	GMAC Capital Trust I, a Delaware statutory trust, the sole assets of which are fixed rate/floating rate junior subordinated deferrable interest debentures (“Series 2 Debentures”) issued by Ally Financial Inc. (“Ally”)

Selling Securityholder:	United States Department of the Treasury

Guarantee:	$25 liquidation amount per fixed rate/floating rate trust preferred securities, Series 2 (the “Series 2 Trust Preferred Securities”), guaranteed by Ally to the extent set forth in the Prospectus

Amount:	106,680,000 Series 2 Trust Preferred Securities. This represents the United States Department of the Treasury’s full investment in Ally’s Trust Preferred Securities. After the settlement date, the United States Department of the Treasury will not hold any Ally Trust Preferred Securities.

Expected Issue Ratings:	B3 (Stable)/ CC (Stable) / B+ (Stable) (Moody’s/S&P/Fitch)

Trade Date:	March 2, 2011

Settlement Date:	March 7, 2011 (T + 3 days)

Final Maturity Date:	February 15, 2040

Liquidation Amount:	$25 per Series 2 Trust Preferred Securities

Aggregate Principal Amount:	$2,667,000,000

Public Offering Price:	100% per Series 2 Trust Preferred Securities

Gross Proceeds to Selling Securityholder:	$2,638,830,000[1]

[1]

As part of the amendment to the GMAC Capital Trust I, which resulted in the Series 2 Trust Preferred Securities, Ally paid United States Department of the Treasury a $28.17 million one-time, non-refundable distribution fee, which was calculated to equal all discounts, underwriting commissions, transfer taxes and transaction fees applicable to the sale of Series 2 Trust Preferred Securities.

Coupon and Interest Payment Dates:	From March 7, 2011 to but excluding February 15, 2016, at an annual rate of 8.125% payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, beginning August 15, 2011; from and including February 15, 2016 to but excluding February 15, 2040, at an annual rate equal to three month LIBOR plus 5.785% payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, beginning May 15, 2016

Interest Determination Date:	Second London banking day immediately preceding the first day of the quarterly floating rate interest period from and including February 15, 2016

Day Count:	From March 7, 2011 to but excluding February 15, 2016, 30/360; from and including February 15, 2016 to but excluding February 15, 2040, Actual/360

Deferral of Interest:	Payments on the Series 2 Trust Preferred Securities will be deferred to the extent Ally elects to defer interest on Series 2 Debentures held by the Issuer; Ally may so defer interest for up to 20 consecutive quarters but not beyond the maturity of the Series 2 Debentures

Redemption at Issuer’s Option:	Subject to the approval of the Board of Governors of the Federal Reserve or the governmental agency with primary oversight of regulatory capital for Ally (the “Capital Regulator”), if then required, Ally may redeem the underlying Series 2 Debentures, and thus redeem the underlying Series 2 Trust Preferred Securities, at any time on or after February 16, 2016, in whole or in part, at a price equal to 100% of the principal amount, plus accrued and unpaid interest to the redemption date

Special Event Redemption:	In addition to the Redemption at Issuer’s Option described above and subject to the approval of the Capital Regulator, if then required, Ally may redeem the underlying Series 2 Debentures, and thus redeem the underlying Series 2 Trust Preferred Securities, in whole or in part, at any time after the occurrence of an Investment Company Event or a Tax Event at a price equal to 100% of the principal amount, plus accrued and unpaid interest to the redemption date

Defeasance:	Applicable to the Series 2 Debentures; provisions of Article 4 of the Indenture apply

Sinking Fund:	Not applicable

Listing:	The Series 2 Trust Preferred Securities have been approved for listing on the New York Stock Exchange (“NYSE”) under the trading symbol “ALLY PRA”, subject to notice of issuance. The Series 2 Trust Preferred Securities are expected to begin trading on the NYSE within 30 days after they are first issued.

CUSIP/ISIN Numbers:	CUSIP: 361860 208

ISIN: US3618602086

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. Incorporated Barclays Capital Inc. Goldman, Sachs & Co.

Co-Managers:

Aladdin Capital LLC

CastleOak Securities, L.P.

Blaylock Robert Van, LLC

C.L. King & Associates, Inc.

Loop Capital Markets LLC

MFR Securities, Inc.

Muriel Siebert & Co., Inc.

Samuel A. Ramirez & Company, Inc.

The Williams Capital Group, L.P.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1- 877-858-5407; Deutsche Bank Securities Inc. toll-free at 1-800-503-4611; J.P. Morgan Securities LLC at 1-212-834-4533; or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.